EXHIBIT 11.1

RESMED INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER COMMON SHARE

(in thousands, except per share amounts)

	Year Ended June 30,
	2004	2003	2002

Basic Earnings:
Net income	$57,284	$45,729	$37,506
Shares/ Weighted average number of common shares outstanding	33,694	33,054	32,174
Basic earnings per share	$1.70	$1.38	$1.17

Diluted Earnings:
Net income	$57,284	$45,729	$37,506
Shares/ Weighted average number of common shares outstanding	33,694	33,054	32,174
Additional shares assuming conversion of stock options under treasury stock method	1,431	1,385	1,906
Weighted average number of common and common equivalent shares outstanding as adjusted	35,125	34,439	34,080

Diluted earnings per share	$1.63	$1.33	$1.10

See accompanying report of independent registered public accounting firm.